SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission file number 333-88297

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VINTAGE PETROLEUM, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VINTAGE PETROLEUM, INC.

110 West Seventh Street

Tulsa, Oklahoma 74119

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vintage Petroleum, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VINTAGE PETROLEUM, INC.
401(k) PLAN

	By:	Vintage Petroleum, Inc.
Plan Administrator

Date: June 28, 2005	By	/s/ Michael F. Meimerstorf
Michael F. Meimerstorf
Vice President and Controller

VINTAGE PETROLEUM, INC. 401(k) PLAN

INDEX TO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

RE PORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee

        of the Vintage Petroleum, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Vintage Petroleum, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Tulsa, Oklahoma

June 28, 2005

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS:
Investments, at fair value	$36,048,264	$23,053,703
Participant loans	547,804	542,530

Total investments	36,596,068	23,596,233

Accrued interest and dividends	80,758	52,235
Contributions receivable	76,722	94,549
Loan payments receivable	2,233	5,205
Due from broker	—	39,389

Total assets	36,755,781	23,787,611

LIABILITIES:
Due to broker	111,946	—

NET ASSETS AVAILABLE FOR BENEFITS	$36,643,835	$23,787,611

The accompanying notes are an integral part of these statements.

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contributions	$1,450,300
Employee contributions	2,349,908
Investment income - Interest and dividends	417,802
Net appreciation in fair value of investments	10,643,495

Total additions	14,861,505

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(2,005,281)

Net increase	12,856,224

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	23,787,611

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$36,643,835

The accompanying notes are an integral part of this statement.

VINTAGE PETROLEUM, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. PLAN DESCRIPTION:

The following description of the Vintage Petroleum, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Vintage Petroleum, Inc. (the “Company”) and its U.S. subsidiaries who are at least 21 years of age. The Plan was established on December 11, 1992, effective for the year beginning January 1, 1993. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Under a trust agreement dated December 11, 1992, Bank of Oklahoma, N.A. (the “Trustee”) was appointed trustee for the Plan. The Plan is administered by the Company, which has appointed an advisory committee to assist the Company with its duties as Plan Administrator.

Contributions

Participants may elect to contribute from 1% to 25% of their compensation, as defined in the Plan agreement and Internal Revenue Service (“IRS”) regulations, through payroll deductions subject to certain limitations. The Plan allows participants age 50 and over to make additional catch-up contributions. The Company makes discretionary matching contributions. During 2004, the Company matched 100% of participants’ contributions up to 6% of their compensation with contributions initially invested in the common stock of the Company.

In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the Board of Directors annually. No discretionary contributions were made in 2004.

Participant Accounts

Each participant’s account is credited with his or her contributions, rollover contributions, the Company’s matching contributions and an allocation of the investment income and securities gains and losses. All participant contributions are self-directed. The participant’s benefit is the vested portion of the account that can be distributed from the participant’s account.

Vesting

Participants are immediately vested in their rollover contributions, elective deferral contributions and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service whereby partial vesting begins after one year of service. Participants are fully vested after five years of service.

Forfeitures

Forfeitures resulting from participants withdrawing from the Plan and leaving unvested balances are used to reduce Company contributions in accordance with the Plan agreement. For the year ended December 31, 2004, the Company used $45,559 of forfeitures to reduce its contributions. As of December 31, 2004, there were no remaining forfeitures available to offset future Company contributions.

Participant Loans

The Plan has a loan policy whereby participants can obtain interest-bearing loans from their account balances in the Plan. The interest rate applied to the participant loans is equal to the National Prime Rate on the first business day of the month the loan is obtained plus 1%. Loan limitations are subject to IRS regulations, as well as the Plan’s policy, which specifies a minimum loan amount of $1,000 and limits loans to 50% of the participant’s deferral account balance, not to exceed $50,000. Participants select the loan repayment period, not to exceed five years. When purchasing a primary residence, the repayment period may be extended to 15 years.

Distributions

In accordance with the Plan agreement and as allowed under the IRS regulations, upon retirement, death, disability or termination of service, a participant (or the designated beneficiary in the event of death) may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria defined by the Plan agreement are met.

As of December 31, 2004, participants had elected to withdraw a total of $19,249 from the Plan and the withdrawals had been approved and processed for payment, but the payments were not made until 2005. These amounts are properly included in Note 5.

Plan Expenses

The Company has paid all administrative expenses of the Plan, including Trustee fees, for the year ended December 31, 2004, which totaled $62,878. The Plan allows the Company to be reimbursed for expenses incurred on its behalf. The Company does not intend to collect reimbursement for any expenses incurred by the Plan in the past but maintains the option of being reimbursed for future expenses.

Plan Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts will become 100% vested. The net assets of the Plan will be distributed by the Trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting. Benefits paid to participants are recorded upon distribution.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Cash is stated at cost. Company common stock is valued at fair value based on the last reported sales price on the last business day of the year. Shares of mutual funds are valued at fair value based on the net asset values of the shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Cash settlements of purchases and sales occur after the trade date resulting in amounts due to or from the broker. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for a variety of investment options. Investments, in general, are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS:

Investments are maintained by the Trustee in accordance with the trust agreement.

During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Vintage Petroleum, Inc. Common Stock	$9,440,658
Mutual Funds	1,202,837

Net appreciation in fair value of investments	$10,643,495

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2004 Fair Value	2003 Fair Value
Vintage Petroleum, Inc. Common Stock	$18,392,533	$12,106,174
Vanguard 500 Index Fund	3,668,392	2,877,598
American Performance Cash Management Fund	3,256,074	2,017,919
Hotchkis and Wiley Small Cap Value I Fund	2,386,744	*
PIMCO Total Return Institutional Fund	1,982,339	1,886,781

*	The value of this investment did not exceed 5% of the Plan’s net assets available for benefits as of the end of this year.

4. INCOME TAX STATUS:

The underlying non-standard prototype plan has received an opinion letter from the IRS dated August 30, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), therefore the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax exempt.

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500:

The following is a reconciliation of net assets available for benefits from the amounts shown in the accompanying financial statements to the amounts shown in the Company’s IRS Form 5500 Annual Return / Report of Employee Benefit Plan (“Form 5500”):

	December 31,
	2004	2003
Net assets available for benefits, as shown in the accompanying financial statements	$36,643,835	$23,787,611
Amounts allocated to withdrawn participants	(19,249)	—

Net assets available for benefits, as shown in the Company’s Form 5500	$36,624,586	$23,787,611

The following is a reconciliation of benefits paid to participants from the amounts shown in the accompanying financial statements to the amounts shown in the Company’s Form 5500.

Year Ended December 31, 2004
Benefits paid to participants, as shown in the accompanying financial statements	$2,005,281
Add: Amounts allocated to withdrawn participants at December 31, 2004, as shown in the Company’s Form 5500	19,249
Less: Amounts allocated to withdrawn participants at December 31, 2003, as shown in the Company’s Form 5500	—

Benefits paid to participants, as shown in the Company’s Form 5500	$2,024,530

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid.

APPENDIX I

VINTAGE PETROLEUM, INC. 401(k) PLAN

SCHEDULE H, ITEM 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

EIN NO. 73-1182669

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
Participant-directed:

*Bank of Oklahoma	Cash	**	$120,978

Bisys Fund Services	American Performance Cash Management Fund	**	3,256,074

Goldman Sachs Asset Management Group	Goldman Sachs Growth Opportunity Fund	**	715,882

AIM Distributors, Inc.	AIM Constellation A Fund	**	1,179,306

SWS Financial Services	American AAdvantage International Equity Fund	**	1,604,008

Hotchkis and Wiley Capital Management	Hotchkis and Wiley Small Cap Value I Fund	**	2,386,744

The Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	260,938

The Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	507,139

The Vanguard Group	Vanguard LifeStrategy Growth Fund	**	597,686

The Vanguard Group	Vanguard LifeStrategy Income Fund	**	275,338

The Vanguard Group	Vanguard 500 Index Fund	**	3,668,392

PIMCO Funds Distributors LLC	PIMCO Total Return Institutional Fund	**	1,982,339

Federated Investors, Inc.	Federated Capital Preservation Fund	**	1,100,907

*Vintage Petroleum, Inc.	Common stock, $0.005 par value, 810,601 shares	**	18,392,533

			36,048,264

*Various Plan Participants	Participant loans with interest rates from 5.0% to 10.5% and various maturities	—	547,804

			$36,596,068

*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed, thus cost information is not applicable.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT
23.1	Consent of Independent Registered Public Accounting Firm